

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 20, 2011

Via E-mail
Steven Pfirman
President
ChatChing, Inc.
1061 E. Indiantown Road #400
Jupiter, FL 33477

> **Re: ChatChing, Inc.**
> **Registration Statement on Form S-1**
> **Filed September 22, 2011**
> **File No. 333-176962**

Dear Mr. Pfirman:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   In several instances, you set forth legal conclusions in your document with which we are unable to concur at this time. We note by way of example, the following:

- "What is purchase and sale of securities is in the Company's transaction structure" – page 34;
- "The Consultants are not acting as brokers" – page 35; and
- "Nothing on this website will be part of this Registration Statement" – page 15.

You should either remove any legal conclusions from your document or state them as opinions of counsel that you identify and from whom you should obtain a reasoned legal opinion to be filed as an exhibit with a Rule 436(a) consent.

Form S-1 Cover Page

Calculation of Registration Fee Table, page 2

2.   Given the nature of your offering (i.e., a stated number of securities being offered for consideration other than cash), it would seem that Securities Act Rule 457(o) would be inapplicable for the purpose of calculating your registration statement fee. Please advise, or revise your document to reference a paragraph of Rule 457 that applies to your offering.

Prospectus Cover Page, page 3

3.   Your statement that "this is an offering not to the public" is inconsistent with the fact that all persons invited to use your web site will be offered the opportunity to be Consultants and participate in the Employee/Consultant Benefit Plan.

4.   You state that the Points and common stock will be offered and sold "through the procedure specified on our website." You should eliminate references on the cover page to any material disclosure that is not included in the prospectus. For details about how you intend on offering and selling your securities, you should direct readers to the page of the prospectus where the plan of distribution is described in materially complete terms.

Prospectus Summary, page 5

General

5.   Your prospectus summary should be brief and should not contain all of the detailed information you subsequently state in the body of the prospectus. We note that much of the disclosure in your summary is identical to information that is disclosed in your business section. Your summary should provide a brief overview of the key aspects of the offering. You should consider and identify those aspects of the offering that are the most significant and determine how best to highlight those points in clear, plain language. See Item 503(a) of Regulation S-K.

Organization, page 5

6.   Including an unqualified statement to the effect that nothing on your website will be part of this registration statement is a legal conclusion and is inappropriate unless part of a legal opinion. It is the responsibility of the company to take appropriate measures to ensure that the prospectus comprises only certain information.

Risk Factors, page 10

General

7.   We note that you have not assessed the effectiveness of your disclosure controls and procedures or your internal controls over financial reporting. Tell us what consideration you have given to providing a paragraph that addresses the potential risks that are posed by those facts.   We also note that you will not be required to provide management's report on the effectiveness of your internal controls over financial reporting until your second annual report, and that you will be exempt from the auditor attestation requirements concerning any such report so long as you are a smaller reporting company. Please advise what consideration you have given to these matters in preparing your risk factors.

8.   Given that the nature of your offering may result in there being many thousands of record holders of your common stock, tell us what consideration you have given to the costs and administrative difficulties associated with having such a large number of record holders (e.g., costs associated with transfer agent fees, shareholder meetings and shareholder communications). You should consider including risk factor disclosure discussing these matters.

"Our auditors have expressed substantial doubt about our ability to continue as a going concern, and if we do not raise…", page 10

9.   You should generally avoid mitigating language in risk factor discussions, as it detracts from the uncertainties and related risks that you should highlight for investors. In this regard, we note by way of example, your statement that "However, management has agreed to increase their combined line of credit…." For guidance see Staff Observations in the Review of Smaller Reporting Company IPOs, available on our website at http://www.sec.gov/divisions/corpfin/guidance/cfsmallcompanyregistration.htm.

Determination of Offering Price, page 15

10.   Describe the various factors you considered in determining the rate at which the number of Points may be converted into your securities. See Item 505(b) of Regulation S-K. In this regard, we note your statement that you have valued the Points based upon the value of the underlying shares, and that in turn you have based the value of the underlying shares upon the cash purchase price paid by existing shareholders. Given that the Points awarded to Consultants in this offering will be for services, the relevance of the cash purchase price paid for shares by existing shareholders to the value of services to be rendered by Consultants for Points is unclear. Please advise.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 27

11.   You discuss in the risk factor under the heading "Our auditor has expressed substantial
        doubt about our ability…" on page 15 that you will need to borrow funds from your
        management in the event you are not able to secure an additional $200,000. You also
        state on page 24 that you anticipate that the remaining development costs of
        approximately $12,000 will be loaned to you by management. You should describe in
        detail these capital requirements and potential source of funds in your liquidity and
        capital resources discussion. Your disclosure in this regard should emphasize that
        management's statement of intent to provide capital is not enforceable and that your
        access to these potential sources of capital is uncertain.

Plan of Distribution, page 32

12.   You should present the information in a prospectus in a clear, concise and understandable
        manner. You should avoid using legalistic or overly complex presentations that make the
        substance of the disclosure difficult to understand, as well as complex information copied
        directly from legal documents without any clear and concise explanation of the
        provision(s). See Securities Act Rule 421(b) and Notes to Rule 421(b). We note by way
        of example, the following language in your document that is not concise, is legalistic or
        overly complex, is difficult to understand, and contains legal conclusions readily subject
        to different interpretations :

        •   The text following the bullet "Who can make an offer to potential consultants…" –
            page 34; and
        •   The text following the bullet "Is there any success based or transaction based
            compensation paid to the Company's Consultants…" – page 34.

13.   Your revised document should describe the plan of distribution in a way that materially
        and completely provides disclosure that is responsive to Item 508 of Regulation S-K.
        Including the text of web sites and the text of forms that a Consultant must complete to
        invite a User is not necessary or appropriate and fails to satisfy the clear, concise and
        understandable requirements of Securities Act Rule 421(d). You should avoid the use of
        legal conclusions and court decisions (which are described in a conclusive manner that is
        inconsistent with the inherent uncertainty of the application of legal concepts to a
        particular set of facts). You should limit the text so as to include only the information
        necessary to inform holders of the plan of distribution in a clear, concise and
        understandable fashion.

14.   As a related matter, given the likelihood that your Consultants will not be licensed,
        securities industry persons who will understand the nature of the communication
        restraints placed on them by the Consulting Program and Consulting Agreement, it is
        inappropriate to have prospectus language that is not understandable to the average
        investor. See Securities Act Rule 421(d).

15.   The "Q&A" format used in your plan of distribution includes descriptive information regarding how the offering will be conducted that appears unnecessarily burdened by procedural data such as the text of intended communications between the company and Consultants and between the company and potential Users and Consultants. Your plan of distribution should describe the distribution process and avoid providing details about the mechanics of communications with the Consultants and others.

16.   Provide your analysis as to why the Consultants are not underwriters. It appears that you should name the Consultants as underwriters given that the definition of an underwriter encompasses one who "participates or has a direct or indirect participation in" the distribution of any security. As such it would appear that the Consultants are underwriters given the Consultants' participation in the distribution of your securities through the identification of prospective Users, to whom the company will extend an offer of the Common Stock through an email sent, "at the request of one of [y]our Consultants" (see page 17), and the resulting receipt of securities.

17.   You state that Consultants are prohibited by contract from discussing any aspect of the Consultant Program with any prospective User of the site or any prospective Consultant in any form of communication which falls outside that permitted under Rule 134. Describe for us what measures you will undertake to ensure that no such communications between current Consultants and prospective Users will take place. Clarify for investors the consequences to your company in the event such communications occur. Provide us your analysis of whether the possibility that such communications may occur is an uncertainty that presents material risks that should be disclosed.

18.   In addition, please describe what actions or steps you expect to take in the event you discover that such a discussion between a current Consultant and a prospective User occurs.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

19.   We note that your independent registered public accounting firm only opined on the company's financial position and did not provide an opinion on the company's statement of operations or cash flows. Please revise to include an audit report that clearly states the opinion of your independent registered public accounting firm in respect of all of the financial statements covered by the report. Please refer to Rule 2-02(c)(1) of Regulation S-X and AU Section 508(h).

Exhibits, page 43

20.   While the prospectus contains a schedule showing the number of Points awarded for listed services (at page 21), it appears that you have not included as an exhibit to your filing any documents describing the Points and the rights of Points holders. Please

> include the document(s) defining the rights of Points holders as an exhibit to your amended filing pursuant to Item 601(b)(4) of Regulation S-K.

Exhibit 5.1

21.   Given that the Points represent rights of the holders to acquire your shares, counsel's legality opinion should be revised to also opine, if true, that the Points are binding obligations of the registrant under the law of the jurisdiction of incorporation and other applicable jurisdictions. For guidance see Section II.B.1.f of Staff Legal Bulletin 19, available on our website at http://www.sec.gov/interps/legal/cfslb19.htm.

Exhibit 23.1

22.   We note that your independent registered public accounting firm consented to the inclusion of their audit report dated July 12, 2011 in your registration statement relating to your financial statements for the period from January 19, 2011 (Inception) to June 30, 2011. Please revise to include a consent that references each of the financial statements covered by the report including the balance sheet which is presented as of June 30, 2011.

Undertakings, page 44

23.   Given that you propose to conduct a direct, primary offering by the company, it is unclear why you have not included the undertaking pursuant to Item 512(a)(6) of Regulation S-K.

Signatures, page 45

24.   Please be sure that individual(s) are designated as chief executive officer, principal financial officer, and controller or principal accounting officer, as applicable. See Instruction 1 to signatures of Form S-1.

       Please be advised that certain issues relating to your plan of distribution and related matters have been referred to the Division of Trading and Markets. Any comments issued as a consequence of that referral will be provided separately.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or, in his absence, me at (202) 551-3462 with any other questions. If you require further assistance thereafter, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: Via E-mail
       Michael T. Williams, Esq.
       Williams Law Group P.A.